UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CHILESAT CORP. S.A.

(formerly Télex-Chile S.A.)

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

87957Q 10 2

(CUSIP Number)

John W. Campo, Jr., Esq.
General Electric Capital Corporation
120 Long Ridge Road
Stamford, Connecticut 06927
(203) 357-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87957Q 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inversiones GE Capital Chile Limitada

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GE Capital Equity Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Capital Services, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

The purpose of this Amendment No. 4 to the Schedule 13D (this “Amendment No. 4) is to report that on June 9, 2004 Telmex Chile Holding S.A., a corporation organized under the laws of the Republic of Chile (“Telmex”) purchased all of the shares of capital stock, without par value, of Chilesat Corp. S.A. (formerly known as Télex-Chile S.A.), a corporation formed under the laws of the Republic of Chile (the “Company”) previously owned by the Reporting Persons (as defined in Item 2 of Amendment No. 3 to Schedule 13D).  This purchase was made pursuant to Telmex's tender offer for the shares of capital stock, without par value, of the Company (the “Shares”) which were outstanding.  Telmex purchased 40,363,515 shares from the Reporting Persons which represents 8.6% of the Shares outstanding.

This Amendment No. 4 amends and supplements the original Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2002 (the “Schedule 13D” or “Statement”), as previously amended by Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) filed with the SEC on May 7, 2002 and Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) filed with the SEC on August 15, 2002 and as previously amended and restated by Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) filed with the SEC on April 30, 2004.

The Reporting Persons hereby amend and supplement the Schedule 13D as follows:
Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“Telmex has completed a public tender offer for 59.3% of the Shares not owned by Telmex prior to the commencement of the Company Tender Offer, in accordance with the applicable laws and regulations of Chile.

On June 9, 2004, the Reporting Persons sold 40,363,515 Shares to Telmex in the Company Tender Offer pursuant to the Promise Agreement, representing 8.6% of the Shares outstanding.  The purpose of the transaction was to divest the Reporting Persons of their entire beneficial ownership of the Company.”

Item 5.	Interest in Securities of the Issuer
Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:
(a) No Reporting Person beneficially owns any Shares.
(b) No Reporting Person has the sole or shared power to vote or to direct the vote of or the sole or shared power to dispose of, or to direct the disposition of, any Shares.

(c)           Except as otherwise noted in Amendment No. 3 and this Amendment No. 4, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer, director or managing member of any of the Reporting Persons, has engaged in any transactions involving the Shares in the 60 days prior to filing this Amendment No. 4.

(d) No Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.
(e) On June 9, 2004, the Reporting Persons ceased to be the owners of more than 5% of the Shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“In accordance with the terms and conditions of the Promise Agreement, Redes sold 233,785,757 Shares, representing 49.8% of the Shares outstanding, pursuant to the Company Tender Offer on June 9, 2004.”

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Agreement of Joint Filing, dated as of April 22, 2002, among the Reporting Persons (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 2

Preventive Judicial Agreement approved by various creditors of the Company at a meeting of the creditors on December 28, 2001 (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 3	Form of Promesa (previously filed with Schedule 13D and incorporated herein by reference).

Exhibit 4

Shareholders Agreement, dated December 27, 2001, between Connected Acquisition Corp. and Yara Internacional S.A. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 5

Letter Agreement, dated as of October 4, 2001, among Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund L.P. and GE Capital Equity Investments, Ltd., as supplemented by a Memorandum, dated as of October 4, 2001, among Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund L.P. and GE Capital Equity Investments, Ltd., and a Memorandum of Understanding between Connected Acquisition Corp., GE Capital Equity Investments, Ltd. and Santander Investment Chile Limitada, as modified by Memorandum of Understanding, dated as of December 27, 2001, among Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund L.P. and GE Capital Equity Investments, Ltd. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 6

Agreement, dated as of January 24, 2002, among Credit Suisse First Boston Corporation and Southern Cross Latin America Private Equity Fund, L.P. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 7

Shareholders Agreement, dated as of March 6, 2002, among Connected Acquisition Chile S.A., Inversiones GE Capital Chile Limitada, Redes Ópticas S.A., Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund, L.P., and GE Capital Equity Investments, Ltd. (incorporated by reference to Exhibit (d)(8) to the Schedule TO, as amended, filed by Redes Ópticas (Cayman) Corp., Redes Ópticas S.A., Connected Acquisition Corp., Connected Acquisition Chile S.A., Southern Cross Latin America Private Equity Fund, L.P., GE Capital Equity Investments, Ltd. and Inversiones GE Capital Chile Limitada with the Securities and Exchange Commission on March 7, 2000) (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 8

Schedule TO, as amended, filed by Redes Ópticas (Cayman) Corp., Redes Ópticas S.A., Connected Acquisition Corp., Connected Acquisition Chile S.A., Southern Cross Latin America Private Equity Fund, L.P., GE Capital Equity Investments, Ltd. and Inversiones GE Capital Chile Limitada with the Securities and Exchange Commission on March 7, 2002 is incorporated by reference (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 9	Power of Attorney for General Electric Capital Services, Inc. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 10	Power of Attorney for General Electric Company (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 11	Agreement of Joint Filing, dated as of May 3, 2002, among the Reporting Persons (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 12	Form of Credit Assignment Agreement (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 13

Credit Purchase Agreement, dated as of May 23, 2002, among Redes Opticas (Cayman) Corp. and Ethan Properties Inc. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 14

Pre-emptive Rights Purchase, dated as of May 23, 2002, among Telecomunicaciones de Chile S.A., and Los Peumos S.A. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 15

Share Subscription and Credit Capitalization Agreement, dated as of May 23, 2002, among Los Peumos S.A. and Télex Chile S.A.(previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 16

Credit Purchase Agreement, dated as of June 5, 2002, among Connected Acquisition Corp. and Ethan Properties Inc. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference)

Exhibit 17

Share Purchase and Compensation Agreement, dated as of June 5, 2002, among Redes Opticas (Cayman) Corp. and Los Peumos S.A. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 18	Agreement of Joint Filing, dated as of August 13, 2002, among the Reporting Persons (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 19

Share Purchase Agreement, dated as of April 28, 2004, among Redes Òpticas S.A., Redes Òpticas (Cayman) Corp. and Telmex Chile Holding S.A. (previously filed as Exhibit 25 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 20

Promise Agreement dated as of April 28, 2004, between Redes Òpticas (Cayman) Corp. and Telmex Chile Holding S.A. (previously filed as Exhibit 26 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 21

Pledge Regarding Shares by Redes Opticas S.A. to Telmex Chile Holding S.A. dated as of April 28, 2004 (previously filed as Exhibit 27 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 22

Pledge Regarding Shares by Telmex Chile Holding S.A. to Redes Opticas S.A. dated as of April 28, 2004 (previously filed as Exhibit 28 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 23

Ibañez Tag/Drag Rights Agreement (Acuerdo de Venta De Acciones) between Redes Opticas S.A. and Inversiones y Asesorias Vamjer Limitada dated as of April 28, 2004 (previously filed as Exhibit 29 to Amendment

No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 24

Ibañez Supplemental Agreement (Acuerdo de Venta De Acciones) between Redes Opticas S.A. and Los Peumos S.A. and Inmobiliaria Charmat S.A. dated as of April 28, 2004 (previously filed as Exhibit 30 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 25	Power of Attorney for General Electric Capital Corporation (previously filed with Amendment No. 3 to the Schedule 13D and incorporated herein by reference).

Exhibit 26	Power of Attorney for General Electric Capital Services, Inc. (previously filed with Amendment No. 3 to the Schedule 13D and incorporated herein by reference).

Exhibit 27	Power of Attorney for General Electric Company (previously filed with Amendment No. 3 to the Schedule 13D and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated as of June 14, 2004

INVERSIONES GE CAPITAL CHILE LIMITADA

By:	/s/ Ignacio Cosentino
Name:	Ignacio Cosentino
Title:	Managing Representative

GE CAPITAL EQUITY INVESTMENTS, LTD.

By:	/s/ Ronald J. Herman, Jr.
Name:	Ronald J. Herman, Jr.
Title:	President, Chief Executive Officer and Chairman

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ John W. Campo, Jr.
Name:	John W. Campo, Jr.
Title:	Attorney-in-Fact

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Ronald J. Herman, Jr.
Name:	Ronald J. Herman, Jr.
Title:	Attorney-in-Fact

GENERAL ELECTRIC COMPANY

By:	/s/ Ronald J. Herman, Jr.
Name:	Ronald J. Herman, Jr.
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit 1	Agreement of Joint Filing, dated as of April 22, 2002, among the Reporting Persons (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 2

Preventive Judicial Agreement approved by various creditors of the Company at a meeting of the creditors on December 28, 2001 (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 3	Form of Promesa (previously filed with Schedule 13D and incorporated herein by reference).

Exhibit 4

Shareholders Agreement, dated December 27, 2001, between Connected Acquisition Corp. and Yara Internacional S.A. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 5

Letter Agreement, dated as of October 4, 2001, among Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund L.P. and GE Capital Equity Investments, Ltd., as supplemented by a Memorandum, dated as of October 4, 2001, among Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund L.P. and GE Capital Equity Investments, Ltd., and a Memorandum of Understanding between Connected Acquisition Corp., GE Capital Equity Investments, Ltd. and Santander Investment Chile Limitada, as modified by Memorandum of Understanding, dated as of December 27, 2001, among Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund L.P. and GE Capital Equity Investments, Ltd. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 6

Agreement, dated as of January 24, 2002, among Credit Suisse First Boston Corporation and Southern Cross Latin America Private Equity Fund, L.P. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 7

Shareholders Agreement, dated as of March 6, 2002, among Connected Acquisition Chile S.A., Inversiones GE Capital Chile Limitada, Redes Ópticas S.A., Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund, L.P., and GE Capital Equity Investments, Ltd. (incorporated by reference to Exhibit (d)(8) to the Schedule TO, as amended, filed by Redes Ópticas (Cayman) Corp., Redes Ópticas S.A., Connected Acquisition Corp., Connected Acquisition Chile S.A., Southern Cross Latin America Private Equity Fund, L.P., GE Capital Equity Investments, Ltd. and Inversiones GE Capital Chile Limitada with the Securities and Exchange Commission on March 7, 2000) (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 8

Schedule TO, as amended, filed by Redes Ópticas (Cayman) Corp., Redes Ópticas S.A., Connected Acquisition Corp., Connected Acquisition Chile S.A., Southern Cross Latin America Private Equity Fund, L.P., GE Capital Equity Investments, Ltd. and Inversiones GE Capital Chile Limitada with the Securities and Exchange Commission on March 7, 2002 is incorporated by reference (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 9	Power of Attorney for General Electric Capital Services, Inc. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 10	Power of Attorney for General Electric Company (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 11	Agreement of Joint Filing, dated as of May 3, 2002, among the Reporting Persons (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 12	Form of Credit Assignment Agreement (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 13

Credit Purchase Agreement, dated as of May 23, 2002, among Redes Opticas (Cayman) Corp. and Ethan Properties Inc. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 14

Pre-emptive Rights Purchase, dated as of May 23, 2002, among Telecomunicaciones de Chile S.A., and Los Peumos S.A. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 15

Share Subscription and Credit Capitalization Agreement, dated as of May 23, 2002, among Los Peumos S.A. and Télex Chile S.A.(previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 16

Credit Purchase Agreement, dated as of June 5, 2002, among Connected Acquisition Corp. and Ethan Properties Inc. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference)

Exhibit 17

Share Purchase and Compensation Agreement, dated as of June 5, 2002, among Redes Opticas (Cayman) Corp. and Los Peumos S.A. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 18	Agreement of Joint Filing, dated as of August 13, 2002, among the Reporting Persons (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 19

Share Purchase Agreement, dated as of April 28, 2004, among Redes Òpticas S.A., Redes Òpticas (Cayman) Corp. and Telmex Chile Holding S.A. (previously filed as Exhibit 25 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 20

Promise Agreement dated as of April 28, 2004, between Redes Òpticas (Cayman) Corp.  and Telmex Chile Holding S.A. (previously filed as Exhibit 26 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 21

Pledge Regarding Shares by Redes Opticas S.A. to Telmex Chile Holding S.A. dated as of April 28, 2004 (previously filed as Exhibit 27 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 22

Pledge Regarding Shares by Telmex Chile Holding S.A. to Redes Opticas S.A. dated as of April 28, 2004 (previously filed as Exhibit 28 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 23

Ibañez Tag/Drag Rights Agreement (Acuerdo de Venta De Acciones) between Redes Opticas S.A. and Inversiones y Asesorias Vamjer Limitada dated as of April 28, 2004 (previously filed as Exhibit 29 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 24

Ibañez Supplemental Agreement (Acuerdo de Venta De Acciones) between Redes Opticas S.A. and Los Peumos S.A. and Inmobiliaria Charmat S.A. dated as of April 28, 2004 (previously filed as Exhibit 30 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 25	Power of Attorney for General Electric Capital Corporation (previously filed with Amendment No. 3 to the Schedule 13D and incorporated herein by reference).

Exhibit 26	Power of Attorney for General Electric Capital Services, Inc. (previously filed with Amendment No. 3 to the Schedule 13D and incorporated herein by reference).

Exhibit 27	Power of Attorney for General Electric Company (previously filed with Amendment No. 3 to the Schedule 13D and incorporated herein by reference).